DECHERT LLP

1900 K Street, NW

Washington, D.C. 20006

(202) 261-3300

March 29, 2019

VIA EDGAR CORRESPONDENCE

Ashley Vroman-Lee, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549

Re:	Mercer Funds –
Registration Statement on Form N-1A
File Nos. 333-123467 and 811-21732

Dear Ms. Vroman-Lee:

On behalf of Mercer Funds (the “Trust” or the “Funds”), which filed Post-Effective Amendment No. 42 to its Registration Statement on Form N-1A (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) on January 30, 2019 to reflect changes to the Trust’s share class arrangements, I wish to respond to the comments on the Registration Statement that you provided to Gary Brooks and myself over the telephone.

The proposed responses on behalf of the Trust to each of the comments that you provided are set forth below. Capitalized terms not otherwise defined herein shall have the meanings given to them in the Registration Statement.

1. Prospectus - Fee Table

Comment: We note that under the new share class structure, each of the Funds, depending upon the class of shares, will now be offered subject to both a distribution fee pursuant to Rule 12b-1 and a non-distribution shareholder administrative services fee which is not subject to Rule 12b-1. In order to further clarify the distinction between these two types of fees, please consider removing the words “and/or service” from the line item describing the Rule 12b-1 distribution fee.

Response: The disclosure has been revised consistent with the comment.

2. Prospectus - Fee Table

Comment: We note that under the new share class structure, Mercer Investment Management, Inc. (the “Advisor”) will contractually waive its management fee for each Fund to the extent that the management fee for a Fund exceeds the aggregate amount of the subadvisory fees that the Advisor is required to pay to that Fund’s subadvisors. Please confirm supplementally whether or not management fees waived pursuant to this Expense Limitation Agreement may be recouped by the Advisor.

Response: The Registrant confirms that the management fees waived pursuant to the Expense Limitation Agreement may not be recouped by the Advisor. To inform investors of this, each Fund’s Fees and Expenses table contains footnote disclosure noting that “The fees waived by the Advisor pursuant to this agreement are not subject to reimbursement by the Fund to the Advisor.”

3. Prospectus - Principal Risk Factors

Comment: We note that in the Principal Risk Factors section of each Fund’s summary prospectus, the principal risks are included in alphabetical order. Please consider reordering each Fund’s principal risks so that the risks appear in order of importance of each risk given the Fund’s principal investment strategies. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018).

Response: This will confirm that the Trust undertakes to conduct a review of each Fund’s principal investment strategies and principal risks and evaluate the importance of each risk given the Fund’s principal investment strategies for purposes of listing the principal risks for each Fund in order of importance. As we discussed on the phone, the Trust undertakes to conduct this review in connection with the Funds’ annual update process and to make any necessary updates to the Funds’ disclosure in the annual update filing that it plans to make in July 2019.

4. Prospectus - Emerging Markets Equity Fund - Principal Investment Strategies

Comment: Because the Fund invests in emerging market countries, the Fund should disclose the method by which it determines that a country is an emerging market country.

Response: The Trust respectfully submits that the method by which the Fund determines whether a country is an emerging market country is disclosed on Page 25 of the Prospectus, which provides that: “Emerging market countries include all countries represented by the MSCI Emerging Markets Index.”

5. Prospectus - Global Low Volatility Equity Fund - Principal Investment Strategies

Comment: The Fund’s Principal Investment Strategies disclosure states that “[t]he Fund reasonably anticipates that under normal circumstances it will invest in a broad range of countries, which will typically be countries represented by the MSCI World Index, and that approximately 30%-60% of its assets will be invested in equity securities of foreign issuers.” Please confirm that this disclosure is sufficient to satisfy the “tied economically” test (See Investment Company Names, Rel. No. IC-24828, note 42 (Jan. 17, 2001), and consider clarifying the disclosure by stating that the Fund invests “significantly” in companies that are outside the United States.

Response: The disclosure has been revised consistent with the comment.

* * * *

I trust that the foregoing is responsive to each of your comments. Please do not hesitate to contact the undersigned by telephone at (202) 261-3364 or Gary E. Brooks at (202) 261-3393 with any questions or comments you may have regarding the foregoing.

Very truly yours,

/s/ Patrick W.D. Turley